European Investment Bank
US$3,000,000,000 4.500% Notes due 2009
Final Term Sheet

Issuer	European Investment Bank (EIB)
Rating	Aaa/AAA
Size/Currency	USD 3,000,000,000 (global format)
Settlement	18 Jan 2006
Maturity	17 Feb 2009
Coupon (semi, long first)	4.500%
Reoffer	99.720%
Yield	4.597%
Spread	3-yrs + 25 bp
3-yr Ref	100-02.25
Leads	Citi/JPM/Nomura

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-245-3580.